DIVIGAS, INC.
SHAREHOLDER AGREEMENT

THIS AGREEMENT made effective as of the ● day of May, 2025 (the "Effective Date").

BETWEEN

DIVIGAS, INC.
a Delaware corporation
(the "Corporation")

- and -

AND ALL COMMON STOCK SHAREHOLDERS ISSUED SHARES OF COMMON STOCK.

WHEREAS the Corporation is authorized to issue shares of Class A Common Stock and Class B Common Stock;

WHEREAS, Class A Common Stock and Class B Common Stock have substantially similar rights pursuant to the Corporation's Certificate of Formation, except that Class A Common Stock has the right to vote whereas Class B Common Stock is non-voting;

AND WHEREAS the parties hereto have entered into this Agreement for the purposes of, *inter alia*, (i) setting forth the manner in which the affairs of the Corporation shall be conducted; (ii) providing for their respective rights and obligations arising out of or in connection with the operations and affairs of the Corporation; and (iii) governing the transfer of Shares in the Corporation;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereto hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party hereto), the parties hereto hereby agree as follows:

ARTICLE I   INTERPRETATION

1.1   In this Agreement, unless the context otherwise requires:

(a)   "Act" shall mean the Delaware General Corporation Law, as may be amended from time to time;

(b)   "Affiliate" of a person means another person where (i) one of them is a subsidiary of the other, or (ii) each of them is controlled by the same person;

(c)   "Agreement" shall mean this Agreement and all preambles, recitals and schedules hereto, along with any amendments hereto or thereto;

(d)   "Board of Directors" shall mean the board of directors of the Corporation as constituted from time to time, and "Director" or "Directors" shall mean a member or members of the Board of Directors, respectively;

(e) "By-Laws" shall mean the by-laws of the Corporation, as amended and supplemented from time to time;

(f) "Certificate" shall mean the certificate and articles of restatement of the Corporation, dated May XX, 2025 and as may be further amended from time to time;

(g) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, or any other entity or organization;

(h) "Class A Common Stock" means the Class A Common Stock authorized by the Corporation's Certificate;

(i) "Class A Common Stock" means the Class A Common Stock authorized by the Corporation's Certificate;

(j) Class A Shares" shall mean any issued and outstanding shares of Class A Common Stock of the Corporation;

(k) "Class B Shares" shall mean any issued and outstanding shares of Class B Common Stock of the Corporation;

(l) "Class A Shareholder" means any Person holding one or more Shares of Class A Common Stock of the Corporation who is a party to this Agreement or agrees to become bound by this Agreement as contemplated in this Agreement;

(m) "Class B Shareholder" means any Person holding one or more Shares of Class B Common Stock of the Corporation who is a party to this Agreement or agrees to become bound by this Agreement as contemplated in this Agreement;

(n) "Common Stock" means Class A Common Stock and Class B Common Stock, collectively;

(o) "Disposition" or "Dispose" means any assignment, transfer, sale, exchange, conveyance, disposition, pledge, hypothecation, gift, testamentary disposition, or encumbrance, whether voluntary, involuntary, by operation of law, or under this Agreement;

(p) "Initial Public Offering" means the Corporation's first firm commitment to an underwritten public offering under an effective registration statement on Form S-1 or s-3 under the Securities Act of 1933, as amended, covering the sale of the Corporation's Class A Common Stock.

(q) "Shareholder" means any Person holding one or more Shares of Common Stock of the Corporation who is a party to this Agreement or agrees to become bound by this Agreement as contemplated in this Agreement; and

(r) "Shares" shall mean any issued and outstanding shares of Class A Common Stock or Class B Common Stock of the Corporation.

ARTICLE II   SHARE RESTRICTIONS

2.1   This Agreement is intended to bind the Corporation and the Shareholders. It shall therefore be a condition precedent to any sale of Shares by the Corporation that the prospective Shareholder shall first execute a counterpart or joinder of this Agreement. Further, it shall be a condition precedent to any Disposition of Shares, that the transferee or lienholder shall first execute a counterpart or joinder of this Agreement. Any purported Disposition of any Shares or creation of any right, title or interest in any Shares that does not comply with the terms and conditions of this Agreement shall be void ab initio and ineffective to Dispose of or create any right, title, or interest in the Shares. Any Shares acquired by a Shareholder after the execution of this Agreement shall be subject to the provisions of this Agreement to the same extent as the Shares owned by that Shareholder on the date Shareholder executed or joined this Agreement.

2.2   A Class B Shareholder shall not have any right to Dispose of any Class B Shares or any right or interest in such Class B Shares, except as expressly provided in this Agreement. Unless a Permitted Transfer, a transfer subject to the below Right of First Refusal or a transfer to an existing Shareholder or the Corporation pursuant to this Agreement, no Class B Shareholder may Dispose of its Class B Shares without the approval of the Board of Directors of the Corporation. Any purported transfer in violation of this Agreement shall be null and void ab initio and shall not operate to transfer any interest or title to the purported transferee and shall give the Corporation the right to purchase such Class B Shares on the terms and conditions provided below. A Class B Shareholder may transfer all or a portion of the Class B Shareholder's Class B Shares (i) to a revocable trust established by the Class B Shareholder ("**Shareholder Trustor**") for the Class B Shareholder's benefit and/or the benefit of the Class B Shareholder's immediate family, provided such Shareholder Trustor is the sole trustee or co-trustee of the trust; (ii) to a Qualified Subchapter S Trust under the Internal Revenue Code of 1986, as amended ("**Code**"), or applicable tax laws (each a "**Permitted Transfer**"). All Shares held by a trust pursuant to this paragraph shall be subject to the same rights and obligations provided in this Agreement and shall be treated for all purposes under this Agreement as though the original Shareholder continued to hold such Shares.

2.3   No offer or transfer of Shares may be made unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Corporation receives an opinion of counsel from the transferor, in form and from counsel satisfactory to the Corporation, that the offer or transfer is exempt from the registration requirements of the Securities Act of 1933, as amended and applicable state securities laws.

2.4   All share certificates issued by the Corporation to the Shareholders shall have the following legend imprinted thereon:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDERS AGREEMENT WITH THE CORPORATION AND SUCH SHARES ARE NOT TRANSFERABLE ON THE BOOKS OF THE CORPORATION EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF SUCH AGREEMENT."

> All instruments issued by the Corporation that are convertible into shares or evidence the right to acquire shares shall contain a legend to similar effect.

The Shareholders shall submit the certificates representing the Shares held by each of them prior to the execution of this Agreement to the Corporation in order that the legend set forth in Section **Error! Reference source not found.** hereof may be imprinted thereon.

ARTICLE III   VOTING PROVISIONS

3.1   If the holders of a majority of the outstanding Class A Shares of the Corporation approve (i) an acquisition of the Corporation by another person or entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that would result in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation or in which the stockholders of the Corporation immediately prior to such transaction would own, as a result of such transaction, less than a majority of the voting securities, in the same relative proportions, of the successor or surviving corporation immediately thereafter or a sale of all or substantially all of Corporation's assets, whether by means of a merger, consolidation, sale of stock or assets or otherwise (a "**Sale of the Corporation**"), (ii) an amendment to the Corporation's Articles of Incorporation to increase or decrease the number of shares of Class A Shares, Series B Common Stock, or Preferred Stock the Corporation is authorized to issue or to effectuate a subdivision, combination or reclassification of the Corporation's capital stock ("**Recapitalization**"), (iii) the dissolution of the Corporation ("**Dissolution**"), (iv) the election or removal of a director to or from the Board of Directors (a "**Director Action**"), or (v) the consummation of the Corporation's Initial Public Offering, then all Shareholders shall consent to and vote their Shares in favor of the Sale of the Corporation, Recapitalization, Dissolution, Director Action, or Initial Public Offering, as applicable. If the Sale of the Corporation is structured as (a) a merger or consolidation of the Corporation, or a sale of all or substantially all of the Corporation's assets, each Shareholder shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation, or asset sale, or (b) a sale of the stock of the Corporation, the Shareholders shall agree to sell their Shares on the terms and conditions approved by the holders of a majority of the outstanding shares of Class A Shares. Each Shareholder hereby irrevocably constitutes and appoints the Corporation and any representative or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Shareholder and in the name of such Shareholder or in its own name, for the purpose of carrying out the terms of this Section 3.1, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Section 3.1. Such Shareholder hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

3.2   Each Class B Shareholder hereby irrevocably appoints the then acting CEO of the Corporation and any designee of such CEO, and each of them individually, as the Class B Shareholder's agent, proxy, and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Class B Shareholder, to vote all of the Class B Shareholder's now owned and hereafter acquired Class B Shares at any meeting of Corporation stockholders however called and any adjournment thereof, or to execute one or more written consents in respect of such Class B Shares. This proxy shall (i) be valid and irrevocable until the termination of this Agreement; and, (ii) automatically terminate upon the termination of this Agreement. To the extent permitted by under Delaware law, all authority herein conferred shall survive the death or incapacity of the Class B Shareholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors, and assigns of the Class B Shareholder. Each Class B Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3.2 is coupled with an interest, and may under no circumstances be revoked until its termination of this Agreement.

ARTICLE IV   OPTIONS TO PURCHASE SHARES

4.1   In the event a Shareholder:

(a)   is declared bankrupt, makes an assignment for the benefit of creditors, or has a receiving order made against it; or

(b)   is in breach of or in default under any of the provisions of this Agreement for greater than thirty (30) days after having received written notice of same from the Corporation,

the affected Shareholder shall be deemed a "Retiring Party".

4.2   In circumstances where either of Sections 4.1(a) or (b) applies, the Corporation shall have the option to purchase for cancellation all (but not less than all) of the Shares owned by the Retiring Party, which option shall be exercised by giving written notice to the Retiring Party within ninety (90) days of the said event, for a price and in the manner calculated and set forth in Sections 4.3 through 4.5 hereof. If the Corporation fails to exercise the option described above within ninety (90) days of the said event, then the option will lapse.

4.3   The purchase price for any Shares to be purchased pursuant to the provisions of Section 4.1 shall be equal to the fair market value of such Shares at the date that written notice is given by the Corporation (hereinafter referred to as the "**Purchaser**") of its intention to purchase the Shares of the Retiring Party, multiplied by 0.80 (80%). The fair market value of the Shares shall be determined by a neutral, third party appraiser selected by the Corporation. Any dispute under this provision is to be resolved pursuant to the provisions in Article IX herein.

4.4   In arriving at the fair market value determination, the appraiser shall:

(a)   be given such access to and copies of such documents as they shall request;

(b)   determine the fair market value per share of the Shares as of the appropriate date without premium for control or discount for minority;

(c)   refer to and use as a guideline the valuation, if any, last determined pursuant to the provisions of this Article IV;

(d)   consider any additional factors relevant and material to the matter; and

(e)   consult with, as necessary and appropriate, such accounting and/or financial advisors as is necessary.

The valuation determined by the appraiser in accordance with this Article VII shall be binding upon all of the parties hereto.

4.5   Unless other terms of sale are agreed to by the parties to the sale, the terms of any sale under this Article IV shall be as follows:

(a)   a minimum of ten (10%) percent of the total purchase price shall be paid at the time of closing by certified cheque, solicitors trust transfer or any other means acceptable to the parties against delivery of the relevant share certificates duly endorsed in blank with signatures guaranteed;

(b)   the Purchaser shall execute and deliver to the Retiring Party a promissory note in an amount equal to the unpaid balance of the purchase price at the time of closing, and the unpaid balance, if any, from time to time outstanding of the purchase price shall bear interest from the time of closing at a rate per annum equal to the prime lending rate plus one (1%) percent, and such principal and interest shall be paid in one hundred twenty (120) equal monthly consecutive installments commencing one (1) month from the time of closing;

(c)   default of any payment of principal or interest shall, at the option of the holder of the promissory note, cause the entire balance thereof to mature, provided that the Purchaser may prepay the same in whole or in part, in reverse order of maturity, without notice of bonus payments;

(d)   the closing shall be at 10:00 o'clock a.m. at the registered office of the Corporation on the ninety first (91st) day following the event causing the applicable Shareholder to become a Retiring Party; and

(e)   if the Retiring Party refuses or neglects to complete the sale for any reason, the Purchaser shall have the right, upon payment of the purchase price to the credit of the Retiring Party in any chartered bank in the city where the Corporation's principal office is located for and on behalf of and in the name of the Retiring Party or his or her nominee or nominees, to execute and deliver such transfers, resignations and other documents as may be necessary or desirable in order to complete the transaction, and to that end the Retiring Party hereby irrevocably constitutes the Purchaser his or her true and lawful attorney to complete the transaction and execute on behalf of the Retiring Party every document necessary or desirable in that behalf.

4.6   In consideration for DiviGas Pte Ltd, a corporation incorporated in Singapore, entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Class B Shareholder hereby irrevocably grants and conveys to DiviGas Pte Ltd the right and option ("**Majority Shareholder Option**") to purchase all of the Class B Shareholder's issued and outstanding Class B Shares ("**Class B Option Shares**") in the event either of the following events occurs: (i) commencement of DiviGas Pte Ltd's first underwritten public offering, in any jurisdiction in or outside of the U.S., covering the sale of the DiviGas Pte Ltd's Common Stock, resulting in such common stock becoming listed on any recognized national stock exchange such jurisdiction ("**Majority Shareholder IPO**"), or (ii) an acquisition of DiviGas Pte Ltd by another person or entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that would result in the transfer of all (100%) of the outstanding capital stock of DiviGas Pte Ltd or a sale of all or substantially all of DiviGas Pte Ltd assets, whether by means of a merger, consolidation, sale of stock or assets or otherwise (a "**Sale of the Majority Shareholder**"). The price to be paid by DiviGas Pte Ltd for the Class B Option Shares shall equal (i) in the event of a Majority Shareholder IPO, the initial offering price of the shares sold in the Majority Shareholder IPO, or (ii) in the event of a Sale of the Majority Shareholder, the average price per share of the voting common stock of DiviGas Pte Ltd to be paid by the purchaser in the Sale of the Majority Shareholder. For DiviGas Pte Ltd to excercie its Majority Shareholder Option, it must purchase all of the Class B Shares from all Class B Shareholders. This Majority Shareholder Option shall remain in full force and effect until the earlier to occur of: (i) the termination of this Agreement, or (ii) the date on which DiviGas Pte Ltd ceases to hold at least 50.01% of the issued and outstanding Class A Shares, at which point the Majority Shareholder Option will terminate. DiviGas Pte Ltd shall exercise its Majority Shareholder Option by providing notice each Class B Shareholder, disclosing the triggering event for the option and the option price to be paid.

4.7   Each Class B Shareholder hereby irrevocably constitutes and appoints the Corporation and any representative or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Class B Shareholder and in the name of such Class B Shareholder or in its own name, for the purpose of carrying out the terms of this Section 4.6, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Section 4.6. Such Class B Shareholder hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

4.8   In the event DiviGas Pte Ltd sells any shares of its capital stock to any person dealing at arm's length with DiviGas Pte Ltd, and DiviGas Pte Ltd and the Corporation agree that all or a portion of such proceeds shall be invested into the Corporation, the Corporation agrees to sell shares of its capital stock on the same terms and conditions as the sale of capital stock by DiviGas Pte Ltd. Specifically, if DiviGas Pte Ltd sells shares of preferred stock, the shares of the Corporation to be purchased by DiviGas Pte Ltd will be preferred stock with the same rights, privileges and obligations as the preferred stock sold by DiviGas Pte Ltd. The purchase price will be the purchase price received by DiviGas Pte Ltd, converted into U.S. $ as of the date of closing of the sale of DiviGas Pte Ltd shares. Any such sale of shares of the Corporation pursuant to this Section 4.7 must close within ninety (90) days from the corresponding sale of DiviGas Pte Ltd shares or the right for DiviGas Pte Ltd to purchase shares of the Corporation on matching terms pursuant to this Section will cease as to that sale only.

ARTICLE V   RIGHT OF FIRST REFUSAL

5.1   If any Class B Shareholder (the "**Offeror**") receives a *bona fide* written offer (a "**Third Party Offer**") from any person dealing at arm's length with the Offeror to purchase any Class B Shares that the Offeror beneficially owns (the "**Offered Shares**"), which Third Party Offer is acceptable to the Offeror, the Offeror must give notice of the Third Party Offer (the "**Notice**") to the Corporation and to the Class A Shareholders (the "**Offerees**"). The Notice must contain a copy of the Third Party Offer, disclose the identity of the person making the Third Party Offer and provide evidence sufficient to establish that such person has the power and capacity, including financial ability, to complete the purchase of the Offered Shares and that the conditions set out in Article V will be satisfied. Upon the Notice being given, the Offerees will have the right to purchase any or all of the Offered Shares at the same price and upon the same terms and conditions as are contained in the Third Party Offer.

5.2   The Offerees will be entitled to purchase the Offered Shares *pro rata* based upon the number of Class A Shares beneficially owned by the Offerees at the date the notice was given or in such other proportion as the Offerees may agree in writing. Each Offeree who desires to purchase any or all of the Offered Shares that such Offeree is entitled to purchase in accordance with the provisions of this Section 5.2 will give notice of such desire to the Offeror, to the Corporation and to the other Offerees within ten (10) business days of having been given the notice.

5.3   If any Offeree does not give notice as provided in Section 5.2 or provides such notice but indicates therein that it wishes to purchase less than such Offeree's *pro rata* share of the Offered Shares, the Offered Shares that such Offeree had been entitled to purchase but not so purchased (the "**Rejected Shares**") may instead be purchased by the Offerees who did give such notice *pro rata* based upon the number of Class A Shares beneficially owned by such Offerees at the date the notice was given or in such other proportion as such Offerees may agree in writing, and, within five (5) business days of the expiry of the ten (10) business day period specified in Section 5.1, each Offeree who desires to purchase any or all of the Rejected Shares that such Offeree is entitled to purchase in accordance with the provisions of this Section 5.3 will give an additional notice to the Offeror, to the Corporation and to the other Offerees. If any Offeree entitled to give the additional notice does not do so or provides such notice but indicates therein that it wishes to purchase less than such Offeree's *pro rata* share of the Rejected Shares, the Rejected Shares that such Offeree had been entitled to purchase but were not so purchased may instead be purchased by the Offerees who did give such additional notice, *pro rata* based upon the number of Class A Shares beneficially owned by such Offerees at the date the Notice was given or in such other proportion as such Offerees may agree in writing, and so on from time to time until the Offerees are willing to purchase all the Offered Shares or until they are not willing to purchase any more.

5.4   If the Offerees are willing to purchase any or all of the Offered Shares, such transaction of purchase and sale will be completed in accordance with the terms set out in the Third Party Offer by delivery of such Offered Shares by the Offeror with good title, free and clear of all liens, charges, encumbrances and any other rights of others, against payment by certified cheque, bank draft or wire transfer by the Offerees. If, at the time of completion, any Offered Shares are subject to any lien, charge, encumbrance or other right of others, the Offerees will be entitled to deduct from the purchase money to be paid to the Offeror the amount required to discharge all such liens, charges, encumbrances or other rights of others and will apply such amount to the repayment, on behalf of the Offeror, of the obligations secured thereby.

5.5   If the Offeror defaults in transferring the Offered Shares to the Offerees as provided in this Section 5.5, the Corporation is authorized and directed to receive the purchase money and thereupon to record the transfer of the Offered Shares, to enter the names of the Offerees in the registers of the Corporation as the holders of the Class B Shares purchased by them, and to cause to be issued to the Offerees share certificates for the Offered Shares in the names of such Offerees. The Corporation will hold the purchase money received by it in trust on behalf of the Offeror and will not commingle the purchase money with the Corporation's assets, except that any interest thereon will be for the account of the Corporation. The receipt by the Corporation of the purchase money will be a good discharge to the Offerees and, after their names have been entered in the registers of the Corporation, the transaction of purchase and sale will be deemed completed at the price and on the other terms and conditions contemplated herein and the Offerees will for all purposes own the Offered Shares purchased by them. Upon such registration, the Offeror will cease to have any right to or in respect of the Offered Shares except the right to receive, without interest, the purchase money received by the Corporation upon surrender of any certificates that previously represented the Offered Shares.

5.6   If, after the application of Section 5.3, all of the Offered Shares have not been accepted for purchase by the Shareholders, the Corporation will be entitled to purchase the remaining Offered Shares in accordance with Sections 5.1 to 5.5 as if it were the only Offeree, *mutatis mutandis*.

5.7   If, after the application of Section 9.6, all of the Offered Shares have not been accepted for purchase by the Shareholders or the Corporation, the rights of the Shareholders and the Corporation to purchase the remainder of the Offered Shares will terminate and the Offeror may sell the Offered Shares that have not been accepted for purchase by the Shareholders or the Corporation to the person who made the Third Party Offer within four (4) months after the later of the expiry of the last of the ten (10) business day period specified in Section 5.1 and the last of the five (5) business day periods specified in Section 5.2 only with the specific approval of such sale by the Corporation. Any such sale must be at a price not less than the purchase price contained in the Third Party Offer and on other terms no more favourable to such third party than those contained in the Third Party

Offer. If the Offered Shares are not sold within such four (4) month period on such terms, the rights of the Corporation and the Shareholders other than the Offeror pursuant to this Section 5 will again take effect.

ARTICLE VI   ARBITRATION

6.1   In the event that any the disagreement arises between any of the parties hereto with reference to this Agreement or any matter arising hereunder and upon which the parties cannot agree, then every such disagreement shall be referred to arbitration through the AAA pursuant to the provisions of the AAA Commercial Arbitration Rules and in accordance with the provisions of this Article VI.

6.2   Any dispute not resolved by the parties within fifteen (15) days of reference to the other may be referred to arbitration by any party at any time thereafter. Disputes referred to arbitration will be governed by the following:

   (a)   the party desiring arbitration will notify the other parties of such desire and the parties will attempt to agree, within five (5) business days, on a single arbitrator who will be named to resolve the dispute. If the parties are unable to agree, if there are only two parties involved in the dispute, each of those parties shall chose an arbitrator and the two (2) arbitrators shall jointly chose a third arbitrator within five (5) business days of their appointment. If there are three (3) or more parties involved in the dispute, there shall be three (3) arbitrators, one of whom shall be chosen by each of the three (3) Shareholders involved in the dispute holding the most Shares in the Corporation within five (5) business days;

   (b)   the arbitration will take place in the city of the principal office of the Corporation;

   (c)   the decision of the arbitrator(s) will be final and binding on the parties to the arbitration and no appeal will be taken from any determination unless the determination contains an error of law, which results in a determination which is patently unreasonable;

   (d)   each of the parties will co-operate with the arbitrator(s) and, subject to the doctrine of privilege, will provide the arbitrator(s) with all information in its possession or under its control necessary or relevant to the matter being determined. The parties will use their reasonable best efforts to cause any arbitration hearing that may be held hereunder to be completed as soon as practicable;

   (e)   the arbitrator(s) will be required to make an award as soon as possible, and if at all practicable, within ten (10) business days after the conclusion of the arbitration hearing. The arbitrator(s) may determine all questions of law and jurisdiction including questions as to whether the dispute is arbitrable, and has the right to grant permanent and interim relief or injunctive relief or other forms of equitable relief, and will have the discretion to award costs including reasonable legal fees, interest and costs of the arbitration; and

   (h)   judgment upon an award, including any interim award, rendered by the arbitrator(s) may be entered in any Court having jurisdiction thereof.

6.3   Except where clearly prevented by the nature of the matter in dispute, the affected parties agree to continue performing their respective obligations under the Agreement applicable while the dispute is being resolved or arbitrated unless and until such obligations are terminated or expire in accordance with the provisions of the Agreement.

6.4   Nothing in the dispute resolution process will prevent an affected party from applying for or obtaining any interim, interlocutory or preliminary injunctive or declaratory relief or from bringing any claim for contribution or indemnity in the same Court in which a suit against the party is brought by any third person.

6.5   The parties hereto covenant that they will not apply nor will they have any right to apply by any means to any court to challenge any decision of the arbitrator on a matter properly before the arbitrator.

ARTICLE VII   GENERAL

7.1   No consent or waiver, expressed or implied, by any party hereto of any breach or default by any other party hereto in the performance of his/her/its obligations hereunder shall be deemed to be construed to be a consent to or waiver of any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder. Failure on the part of any party to complain of any act or failure to act of any other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by the first mentioned party of his/her/its rights hereunder.

7.2   The parties acknowledge that they are governed by the Act and have entered into this Agreement in accordance with the Act. In the event of any conflict between the provisions of this Agreement and the Articles or By-laws, the provisions of this Agreement shall govern to the extent of any inconsistency. All of the Shareholders agree to vote or cause to be voted its Shares so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in

7.3   The provisions of this Agreement relating to Shares of the Corporation owned by the Shareholders shall apply *mutatis mutandis* to any Shares or securities into which such Shares may be converted, changed, reclassified, redivided, redesignated, redeemed, subdivided or consolidated, to any Shares or securities that are received by the Shareholders hereto or securities of the Corporation or of any successor or continuing company or corporation to the Corporation that may be received by the Shareholders hereto on a reorganization, amalgamation, consolidation or merger, statutory or otherwise.

7.4   Any provisions of this Agreement prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining terms and provisions hereof.

7.5   The Shareholders and Principals agree to sign all such documents and do all such things as may be necessary or desirable (including causing his/her/its shares to be voted, whether at a meeting of Shareholders or by way of resolution in writing) to more completely and effectively carry out the terms and intentions of this Agreement and to cause the Corporation to act in the manner contemplated by this Agreement.

7.6   Each Shareholder represents and warrants to the other parties:

        (a)   if it is a corporation, that it has been duly incorporated and is validly subsisting as a corporation in good standing under the laws of its jurisdiction of incorporation and is duly licensed and qualified in all jurisdictions wherein the nature of its assets or the business transacted by it makes such licensing or qualification necessary or, if it is an individual, that he or she is of the full age of majority and has all requisite legal capacity and competence to execute and deliver this Agreement and to observe and perform his or her covenants and obligations hereunder;

(b)   if it is a corporation, that is has the corporate power to own its assets, carry on its business as presently conducted and to enter into and perform its obligations under this Agreement;

(c)   that this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and binding obligation enforceable against it in accordance with its terms;

(d)   that the execution, delivery and performance of this Agreement will not violate any provisions of any indenture, agreement or other instrument to which it is a party or by which it is bound or be in conflict with, result in a breach of, or constitute a default under any such indenture, agreement or other instrument or result in the creation or imposition of a lien, charge or encumbrance of any nature whatsoever upon any of its property or assets;

(e)   that there are no suits or proceedings pending, or to its knowledge threatened, in any court or before any regulatory commission, board or other administrative governmental agency against or affecting it which will have a material adverse effect on its financial condition or business; and

(f)   that all the foregoing representations and warranties shall be deemed to be continuing.

7.7   Any and all written notice or written communication given or required to be given to a party hereunder may be delivered, or, provided postal service shall not be interrupted or threatened with interruption, mailed by registered mail, and shall be deemed:

(a)   in the case of delivery to such party to have been duly given when the same is personally delivered to the party if an individual or to an officer of the party if the party is a corporation;

(b)   if addressed to such party at its address set forth in the records of the Corporation, and in the case of the Corporation at its registered office address, in the case of dispatch by registered mail, to have been duly given at 5:00 o'clock in the afternoon (local time of the sender) on the 10th day after the same was deposited with the post office.

7.8   Nothing in this Agreement shall be deemed in any way or for any purpose to constitute any party a partner of, or a member of a joint venture or joint enterprise with, any other party to this Agreement in the conduct of any business or otherwise.

7.9   Time shall be of the essence of this Agreement.

7.10   This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and shall not be modified, amended or assigned except with the consent in writing of the parties hereto. A consent to any assignment required hereunder may be arbitrarily or unreasonably withheld until the proposed assignee executes and delivers such documents as, in the opinion of the legal counsel of the Corporation, are necessary to oblige himself or itself hereunder.

7.11   This Agreement shall be governed and construed in accordance with the laws of the state of Delaware without application of conflict of law provisions.

7.12   In this Agreement, wherever the singular and masculine are used, they shall be construed as if the plural or the feminine or the neuter had been used, where the context or the party or parties so requires, and the rest of the sentence shall be construed as if the grammatical and terminological changes thereby rendered necessary had been made.

7.13   This Agreement may be signed in paper form, by facsimile signature or by electronic signature. It may also be signed in one or more counterparts and, once signed, can be delivered personally, by facsimile or by email of the signing page in Adobe Portable Document Format (pdf). All electronic signatures shall be considered binding on the signature thereto.

7.14   This Agreement may be executed by the parties in counterparts and all of such counterparts shall be deemed to be originals and all such counterparts taken together shall constitute one and the same agreement.

7.15   This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns.

7.16   The Parties confirm that they accept that this Agreement as well as all other documents relating to this Agreement, including notices, be drawn up in English only.

7.17   Each of the parties hereto represents and warrants to the other parties hereto and acknowledges and agrees that: (a) it/he has read this Agreement, is aware of the contents, and understands them; (b) it/he has had an opportunity to consider this Agreement and obtain independent professional advice, including without limitation, legal advice and any advice relating to any potential accounting and/or tax liability before signing the Agreement; (c) in executing this Agreement it/he has not relied upon anything told or promised to him by any Person, except as contained herein; (d) it/he has satisfied himself of all facts and matters pertaining to the subject matter of, and he has taken independent legal, accounting and/or tax advice and counsel concerning the subject matter hereof and acknowledges that he is not relying or receiving any legal, accounting or tax advice from the other parties hereto and/or their respective professional advisors; and (e) it/he was not prevented nor discouraged by the other parties hereto from seeking independent legal, accounting, tax and/or any other professional advisor's advice prior to the execution and delivery of this Agreement and agrees that failure to obtain independent legal, accounting, tax or any other professional advisor's advice shall not be used by it/him as a defense to the enforcement of his or her obligations under this Agreement.

7.18   Each party hereto acknowledges that such party has been represented by counsel or has been strongly encouraged to obtain separate counsel in connection with this Agreement. Accordingly, any rule of law or legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and any such right is expressly waived.

7.19   By execution of this Agreement, the Shareholders grant to each other and to the Corporation the respective rights and options set forth in this Agreement.

7.20   **NOTE: THIS AGREEMENT HAS BEEN PREPARED BY THE LAW FIRM OF DODSON ROBINETTE PLLC ACTING IN THEIR CAPACITY AS ATTORNEYS FOR THE CORPORATION.   EACH SHAREHOLDER SHOULD RECOGNIZE THAT THESE ATTORNEYS ARE UNABLE TO GIVE THEM INDEPENDENT LEGAL ADVICE ON THIS AGREEMENT AND EACH SHAREHOLDER SHOULD ALSO RECOGNIZE THAT**

THEIR INDIVIDUAL INTERESTS MAY BE DIFFERENT FROM THE INTERESTS OF ONE OR MORE OF THE OTHER SHAREHOLDERS. EACH SHAREHOLDER IS ENCOURAGED TO OBTAIN INDEPENDENT LEGAL ADVICE ON THIS AGREEMENT OR ANY OTHER RELATED MATTER OF CONCERN TO THEM.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date and year first above written.

DIVIGAS, INC.

Per: _____

Printed: Andre Lorenceau

Title: CEO & Co-Founder

SCHEDULE "A"

<u>COUNTERPART</u>

The undersigned was issued _____ Class __ Shares in the capital stock of Divigas, Inc., a Delaware corporation (the "Corporation") on _____ (the "Counterpart Execution Date")

This document constitutes a counterpart signature page for the Shareholder Agreement dated effective May XX, 2025 between the Corporation and its Shareholders (as defined in the Shareholder Agreement)

The undersigned is executing a counterpart hereof for the purposes of becoming a party to the Shareholder Agreement and acknowledges having received a copy of the Shareholder Agreement. Upon execution and delivery of this counterpart, the undersigned shall be a Shareholder, as that term is defined in the Shareholders Agreement, for all purposes of the Shareholders Agreement, including its arbitration provisions, which the undersigned acknowledges that it has read and agrees to their terms.

Dated for reference as of the Counterpart Execution Date.

_____

Name:

Printed:

Title: